Filed by InoBat B.V.
Filed by InoBat AS
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Cartesian Growth Corporation II
(Commission File No. 001-41378)

The following is the English translation of certain information that InoBat AS provided to a Slovakia journalist.

1. The business combination with Cartesian Growth Corporation II, announced on July 27, 2026, values InoBat at up to $1.265 billion (approximately €1.1 billion), subject to achieving set milestones. It signals that a Slovak company can build technology and manufacturing that attract interest from the US capital markets. We want to show that a European industrial champion can emerge from Slovakia too.

2. In the coming months, we are focusing on delivering our signed projects on time and completing the transaction. Our Form F-4 registration statement, which we filed with the US Securities and Exchange Commission (SEC), is currently undergoing a comprehensive review. This process usually takes several months. We will announce the specific date of our Nasdaq listing once it is known.

3. 2025 was a breakthrough year for InoBat. We successfully launched our battery energy storage systems (BESS) business and delivered 205 MWh to customers: 175 MWh in Ukraine and 30 MWh in Slovakia. As a result, our revenue and other income increased approximately fivefold, from €6.5 million in 2024 to €32.6 million in 2025. We want to build on this success by expanding production and delivering further projects. Capital is key to this, which is why listing on Nasdaq and the related financing are the next logical step to accelerate this growth.

About InoBat

InoBat is a European BESS manufacturer and cell development platform, headquartered in Slovakia. Through its BESSMONT product line, InoBat designs, manufactures, and deploys utility-scale BESS from its production facility in Voderady, Slovakia, serving industrial and utility customers and positioning for rising power demand from data centers and AI infrastructure. InoBat is also advancing a strategic partnership with Clarios and Altris on next-generation cell technology and participates in a gigafactory joint venture with Gotion High-Tech Co., Ltd., supporting European battery supply chain localization. InoBat is an awardee under the European Union’s Important Projects of Common European Interest (“IPCEI”) program. Strategic shareholders include Rio Tinto, Amara Raja Energy & Mobility Limited, Gotion High-Tech Co., Ltd. / Volkswagen Group, Slovak Investment Holding (SZRB Group), Across Finance, and IPM Group. For more information, visit www.inobat.eu.

About Cartesian Growth Corporation II

Cartesian Growth Corporation II (OTCPK: RENEF) is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, or similar business combination with one or more businesses or entities. Cartesian II is an affiliate of Cartesian Capital Group, LLC, a global private equity firm and registered investment adviser headquartered in New York City. For more information, visit www.cartesiangrowth.com.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “plans,” “expects,” “estimated,” “is expected,” “budget,” “scheduled,” “forecasts,” “targets,” “projects,” “contemplates,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity, including demand for energy storage from data centers and artificial intelligence; the PIPE financing, expected cash proceeds, earnout consideration, and other business milestones; the gigafactory joint venture and related supply chain localization; the BESS assembly facility at Voderady; the sodium-ion development program and related partnerships; the anticipated benefits of a transatlantic platform and Nasdaq listing; the potential benefits of the proposed Combination; and expectations relating to the proposed Combination and related transactions. These statements are based on various assumptions and on the current expectations of InoBat’s and Cartesian II’s management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Combination; the outcome of the SEC’s review of the Registration Statement and the timing of its effectiveness; the failure to realize the anticipated benefits of the proposed Combination; the ability of the combined company to meet U.S. stock exchange listing standards; the pace and scale of energy storage demand from data center and artificial intelligence operators; the level of redemptions by Cartesian II’s public shareholders and the resulting impact on cash proceeds; the ability to successfully consummate the PIPE financing; global economic and political conditions; the occurrence of any event that could give rise to termination of the BCA; and additional risks set forth in the Registration Statement and in Cartesian II’s filings with the SEC. Additional information on these and other factors that may cause actual results and Cartesian II’s performance to differ materially is included in the Registration Statement under the heading “Risk Factors” and in Cartesian II’s periodic reports filed with the SEC, including, but not limited to, Cartesian II’s Annual Report on Form 10-K for the year ended December 31, 2025, including those factors described under the heading “Risk Factors” therein, and Cartesian II's subsequent Quarterly Reports on Form 10-Q. Copies of Cartesian II’s filings with the SEC are available publicly on the SEC’s website at www.sec.gov or may be obtained by contacting Cartesian II. If any of these risks materialize, actual results could differ materially from those implied by these forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither InoBat nor Cartesian II undertakes any obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed Combination, TopCo has filed with the SEC the Registration Statement on Form F-4, which includes a preliminary proxy statement of Cartesian II and a preliminary prospectus of TopCo. After the Registration Statement has been declared effective by the SEC, Cartesian II will mail a definitive proxy statement/prospectus and other relevant documentation to Cartesian II’s shareholders as of a record date to be established for voting on the proposed Combination. This document does not contain all the information that should be considered concerning the proposed Combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Combination. Cartesian II’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, when available, the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Combination because these materials contain, and will contain, important information about InoBat, Cartesian II, TopCo, and the proposed transactions. Shareholders are able to obtain a copy of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov, or by directing a written request to: Cartesian Growth Corporation II, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Participants in the Solicitation

InoBat, Cartesian II, TopCo, and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Cartesian II is set forth in Cartesian II’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2025. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction, and a description of their interests, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be set forth in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.